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SEC Registration No. 333-107750
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS]

SUPPLEMENTAL INFORMATION—The Prospectus of Cornerstone Realty Fund, LLC consists of this sticker, the Prospectus dated November 1, 2004, Supplement No. 1 dated January 28, 2005 and Supplement No. 2 dated February 11, 2005. Supplement Nos. 1 and 2 contain descriptions of the status of the offering, a property which the fund has purchased, revisions to "Management's Discussion and Financial Condition and Results of Operations" and financial statements and pro forma financial information.

CORNERSTONE REALTY FUND, LLC

SUPPLEMENT NO. 2
DATED FEBRUARY 11, 2005
TO THE PROSPECTUS DATED NOVEMBER 1, 2004
OF CORNERSTONE REALTY FUND, LLC

        This Supplement No. 2 supplements, modifies or supersedes certain information contained in the prospectus of Cornerstone Realty Fund, LLC, dated November 1, 2004, and must be read in conjunction with such prospectus and Supplement No. 1 dated January 28, 2005.

        The purpose of this Supplement No. 2 is to include the financial statements and pro forma financial information relating to the acquisition of the Zenith Drive Center located in Glenview, Illinois as described in Supplement No. 1.

        We are not aware of any material factors relating to Zenith Drive Center other than those discussed in Supplement No. 1 that would cause the historical financial information presented in this Supplement to be not necessarily indicative of future results.

INDEX TO FINANCIAL STATEMENTS

        The following section regarding Zenith Drive Center is inserted at the end of the "Index to Financial Statements" on page F-1 of our prospectus.

Zenith Drive Center
Report of Independent Registered Public Accounting Firm	F-41
Statements of Revenue and Certain Expenses for the Year Ended December 31, 2003 and the Nine Months Ended September 30, 2004 (unaudited)	F-42
Notes to Statements of Revenue and Certain Expenses	F-43
Cornerstone Realty Fund, LLC
Summary of Unaudited Pro Forma Financial Information	F-45
Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2004	F-46
Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2003	F-48
Unaudited Pro Forma Condensed Statement of Operations for the Nine Months Ended September 30, 2004	F-49

        The following financial statements and pro forma financial information relating to the acquisition of the Zenith Drive Center located in Glenview, Illinois are inserted following page F-40 of our prospectus:

1

Report of Independent Registered Public Accounting Firm

To the Members
Cornerstone Realty Fund, LLC

        We have audited the accompanying statement of revenue and certain expenses of Zenith Drive Center for the year ended December 31, 2003. This statement of revenue and certain expenses is the responsibility of the management of Zenith Drive Center. Our responsibility is to express an opinion on the statement of revenue and certain expenses based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the current report on Form 8-K/A of Cornerstone Realty Fund, LLC) as described in Note 1 and is not intended to be a complete presentation of the revenue and expenses of the property.

        In our opinion, the statement of revenue and certain expenses of Zenith Drive Center presents fairly, in all material respects, the revenue and certain expenses described in Note 1 of Zenith Drive Center for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

                      /s/ BDO SEIDMAN, LLP

Costa Mesa, California
January 4, 2005

ZENITH DRIVE CENTER
STATEMENTS OF REVENUE AND CERTAIN EXPENSES

	Year ended December 31, 2003	Nine months ended September 30, 2004
		(Unaudited)
Revenue
Rental revenue	$557,775	$432,973
Tenant reimbursements	44,534	29,408
Other	2,850	1,400

Total revenue	605,159	463,781

Certain Expenses
Property operating and maintenance	85,893	68,023
Property taxes	104,256	79,368
Insurance	9,027	7,299

Total certain expenses	199,176	154,690

Excess of revenue over certain expenses	$405,983	$309,091

See accompanying notes to statements of revenue and certain expenses.

ZENITH DRIVE CENTER
NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES

1.     Organization and Summary of Significant Accounting Policies

Organization

        The accompanying statement of revenue and certain expenses includes the operations of Zenith Drive Center (the "Property") located in Glenview, Illinois, which was acquired by Cornerstone Realty Fund, LLC (the "Fund"), from a nonaffiliated third party. The Property was acquired on January 25, 2005 for $5,200,000 and has 38,008 leasable square feet (unaudited).

Basis of Presentation

        The accompanying statements of revenue and certain expenses have been prepared in accordance with the requirements of the Securities and Exchange Commission Regulation S-X, Rule 3-14. Accordingly, the statements exclude items not comparable to the proposed future operations of the Property such as mortgage interest, leasehold rental, depreciation, corporate expenses, and federal and state income taxes.

        The accompanying statements are not representative of the actual operations for the periods presented, as certain expenses that may not be comparable to the expenses expected to be incurred by the Fund in the future operations of the Property have been excluded. The statement for the nine months ended September 30, 2004 is unaudited and reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the operating results for the interim period presented. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2004.

Revenue Recognition

        Rental revenue is recognized on an accrual basis as it is earned over the lives of the respective tenant leases on a straight-line basis. Rental receivables are periodically evaluated for collectibility.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenue and certain expenses during the reporting period. Actual results could differ materially from the estimates in the near term.

2.     Industrial Property

        The future minimum lease payments to be received under existing operating leases as of December 31, 2003, are as follows:

2004	$369,362
2005	119,653
2006	91,194
2007	71,275
2008	55,570
Thereafter	184,500

$891,554

        Industrial space in the Property is generally leased to tenants under lease terms which provide for the tenants to pay increases in operating expenses in excess of specified amounts. The above future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

        The leases include scheduled base rent increases over their respective terms; the difference between base rental income on a straight-line basis and amounts currently due pursuant to the lease agreements was not significant.

        One tenant represents approximately 14% of the rental income of the Property for the each of the periods presented.

CORNERSTONE REALTY FUND, LLC
UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following Unaudited Pro Forma Condensed Statements of Operations of Cornerstone Realty Fund, LLC (the "Fund") for the year ended December 31, 2003 and for the nine months ended September 30, 2004 have been prepared as if the acquisition of Zenith Drive Center had occurred as of January 1, 2003 and Unaudited Condensed Balance Sheet of the Fund as of September 30, 2004 has been prepared as if the acquisition of Zenith Drive Center had occurred on September 30, 2004.

        Such Unaudited Pro Forma Financial Information is based in part upon (i) the Audited Financial Statements of the Fund for the year ended December 31, 2003 included in the Fund's Annual Report on Form 10-K for the year ended December 31, 2003; (ii) the Unaudited Financial Statements of the Fund as of and for the nine months ended September 30, 2004 included in the Fund's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004; and (iii) the Historical Statements of Revenue and Certain Expenses of Zenith Drive Center for the year ended December 31, 2003 and for the nine months ended September 30, 2004 (unaudited) filed herewith.

        The Unaudited Pro Forma Financial Information is presented for information purposes only and is not necessarily indicative of the financial position or results of operations of the Fund that would have occurred if the acquisition of Zenith Drive Center had been completed on the date indicated, nor does it purport to be indicative of future financial position or results of operations. In the opinion of the Fund's managing member, all material adjustments necessary to reflect the effect of this transaction have been made.

CORNERSTONE REALTY FUND, LLC
(a California limited liability company)
UNAUDITED PROFORMA CONDENSED BALANCE SHEET

ASSETS

	September 30, 2004(A)	Recent Acquisition(B)	Proforma September 30, 2004
	(unaudited)
Assets
Cash and cash equivalents	$7,873,682	$(5,001,164)	$2,872,518
Investments in real estate
Land	4,539,400	900,000	5,439,400
Buildings and improvements, less accumulated depreciation of $277,734	7,636,970	4,300,000	11,936,970
Intangible asset—in place leases, less accumulated amortization of $95,957	71,457	—	71,457

	12,247,827	5,200,000	17,447,827

Other assets
Tenant and other receivables	69,321	—	69,321
Prepaid insurance	8,817	—	8,817
Leasing commissions, less accumulated amortization of $9,580	39,338	—	39,338

Total assets	$20,238,985	$198,836	$20,437,821

LIABILITIES AND MEMBERS' CAPITAL
Liabilities
Accounts payable and accrued Liabilities	$53,139	$20,409	$73,548
Real estate taxes payable	140,030	118,151	258,181
Tenant security deposits	141,264	60,276	201,540

Total liabilities	334,433	198,836	533,269
Members' capital (100,000 units authorized, 48,728 units issued and outstanding in 2004 and 33,012 units issued and outstanding in 2003)	19,904,552	—	19,904,552

	$20,238,985	$198,836	$20,437,821

(A)
Derived from the unaudited financial statements as of September 30, 2004.

(B)
Represents adjustment for the acquisition of the Zenith Drive Center, based on historical operating results. Depreciation is based on a preliminary allocation of the purchase price to land ($900,000) and buildings ($4,300,000) with buildings depreciated on a straight-line method over a 39-year period. The Company has not currently completed its purchase accounting in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations ("FAS 141"). Under FAS 141, the purchase price is allocated to a property's tangible (primarily land and building) and intangible (primarily in-place leases) assets at its estimated fair value. Specifically, the Company is in the process of determining the value, if any, attributable to the in-place leases of the Zenith Drive Center at the acquisition date. The finalization of the purchase accounting under FAS 141 could have the impact of decreasing the allocation to tangible assets as presented above for an allocation to intangible assets which are amortized over a shorter period (typically the remaining life of the applicable in-place leases) than buildings.

CORNERSTONE REALTY FUND, LLC
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003
(Unaudited)

	Cornerstone Realty Fund, LLC Historical(A)	Recent Acquisition(B)	Cornerstone Realty Fund, LLC Pro Forma
Revenues
Rental revenue	$750,727	$557,775	$1,308,502
Tenant reimbursements	136,963	44,534	181,497

	887,690	602,309	1,489,999

Expenses
Property operating and maintenance	(135,491)	(94,920)	(230,411)
Property taxes	(162,592)	(104,256)	(266,848)
General and administrative expenses	(174,875)	—	(174,875)
Interest expense on advances payable to managing member	(3,993)	—	(3,993)
Depreciation and Amortization	(115,063)	(110,256)	(225,319)

	(592,014)	(309,432)	(901,446)

Interest, dividends and other	25,542	2,850	28,392

Net income	$321,218	$295,727	$616,945

Net income allocable to managing member	$32,122		$61,695

Net income allocable to unitholders	$289,096		$555,250

Per share amounts:
Basic and diluted income allocable to unitholders	$11.92		$22.89

Basic and diluted weighted average units outstanding	24,256		24,256

(A)
Represents the historical results of operations of the Fund for the year ended December 31, 2003. Certain reclassifications have been made to the historical statement of operations of the Fund to conform to the pro forma financial information presentation.

(B)
Represents adjustment for the acquisition of the Zenith Drive Center, based on historical operating results. Depreciation is based on a preliminary allocation of the purchase price to land ($900,000) and buildings ($4,300,000) with buildings depreciated on a straight-line method over a 39-year period. The Company has not currently completed its purchase accounting in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations ("FAS 141"). Under FAS 141, the purchase price is allocated to a property's tangible (primarily land and building) and intangible (primarily in-place leases) assets at its estimated fair value. Specifically, the Company is in the process of determining the value, if any, attributable to the in-place leases of the Zenith Drive Center at the acquisition date. The finalization of the purchase accounting under FAS 141 could have the impact of decreasing the allocation to tangible assets as presented above for an allocation to intangible assets which are amortized over a shorter period (typically the remaining life of the applicable in-place leases) than buildings.

CORNERSTONE REALTY FUND, LLC
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2004
(Unaudited)

	Cornerstone Realty Fund, LLC Historical(A)	Recent Acquisition(B)	Cornerstone Realty Fund, LLC Pro Forma
Revenues
Rental revenue	$904,360	$432,973	$1,337,333
Amortization of in-place leases	(95,957)	—	(95,957)
Tenant reimbursements	169,623	29,408	199,031

	978,026	462,381	1,440,407

Expenses
Property operating and maintenance	(206,685)	(75,322)	(282,007)
Property taxes	(150,907)	(79,368)	(230,275)
General and administrative expenses	(141,971)	—	(141,971)
Interest expense on advances payable to managing member	—	—	—
Depreciation and Amortization	(156,788)	(82,892)	(239,680)

	(656,351)	(237,582)	(893,933)

Interest, dividends and other	10,174	1,400	11,574

Net income	$331,849	$226,199	$558,048

Net income allocable to managing member	$33,185		$55,805

Net income allocable to unitholders	$298,664		$502,243

Per share amounts:
Basic and diluted income allocable to unitholders	$7.37		$12.39

Basic and diluted weighted average units outstanding	40,532		40,532

(A)
Represents the historical results of operations of the Fund for the nine months ended September 30, 2004. Certain reclassifications have been made to the historical statement of operations of the Fund to conform to the pro forma financial information presentation.

(B)
Represents adjustment for the acquisition of the Zenith Drive Center, based on historical operating results. Depreciation is based on a preliminary allocation of the purchase price to land ($900,000) and buildings ($4,300,000) with buildings depreciated on a straight-line method over a 39-year period. The Company has not currently completed its purchase accounting in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations ("FAS 141"). Under FAS 141, the purchase price is allocated to a property's tangible (primarily land and building) and intangible (primarily in-place leases) assets at its estimated fair value. Specifically, the Company is in the process of determining the value, if any, attributable to the in-place leases of the Zenith Drive Center at the acquisition date. The finalization of the purchase accounting under FAS 141 could have the impact of decreasing the allocation to tangible assets as presented above for an allocation to intangible assets which are amortized over a shorter period (typically the remaining life of the applicable in-place leases) than buildings.

QuickLinks

CORNERSTONE REALTY FUND, LLC
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
ZENITH DRIVE CENTER STATEMENTS OF REVENUE AND CERTAIN EXPENSES
ZENITH DRIVE CENTER NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES
CORNERSTONE REALTY FUND, LLC UNAUDITED PRO FORMA FINANCIAL INFORMATION
CORNERSTONE REALTY FUND, LLC (a California limited liability company) UNAUDITED PROFORMA CONDENSED BALANCE SHEET
CORNERSTONE REALTY FUND, LLC UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS For the Year Ended December 31, 2003 (Unaudited)
CORNERSTONE REALTY FUND, LLC UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS For the Nine Months Ended September 30, 2004 (Unaudited)